Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release

Credit Suisse AG Announces That It Is Reducing The Minimum Redemption Amount Of Its DWTI And UWTI ETNs From 25,000 ETNs To 500 ETNs

New York, December 9, 2016 Credit Suisse AG announced today that it is reducing the Minimum Redemption Amount for early redemptions by investors of the following Exchange Traded Notes (the “ETNs”) pursuant to their terms:

ETN	CUSIP
VelocitySharesTM 3x Inverse Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	22542D548
VelocitySharesTM 3x Long Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	22539T316

As described in the related pricing supplement for the ETNs (the “Pricing Supplement”), subject to certain restrictions, investors may exercise their right to redeem the ETNs by offering for early redemption at least 25,000 ETNs, or an integral multiple of 25,000 ETNs in excess thereof, to Credit Suisse AG at one time (the “Minimum Redemption Amount”).

As set forth in the Pricing Supplement, Credit Suisse AG may, from time to time, reduce, in part or in whole, the Minimum Redemption Amount. With effect from the date hereof, Credit Suisse AG is reducing the Minimum Redemption Amount from 25,000 ETNs to 500 ETNs. To satisfy the Minimum Redemption Amount, an investor’s broker or other person with whom they hold the ETNs may bundle an investor’s ETNs for early redemption with those of other investors to reach this Minimum Redemption Amount of 500 ETNs.

Investors may exercise their early redemption right by causing their broker or other person with whom they hold the ETNs to deliver via email a completed redemption notice (as set forth in the Pricing Supplement) to Janus Distributors LLC (the “Redemption Agent”) at ETNorders@velocityshares.com. If the properly completed redemption notice is delivered to the Redemption Agent prior to 4:00 p.m. New York City time, on any business day, and the Redemption Agent responds by sending your broker an acknowledgment of the Redemption Notice accepting your redemption request by 7:30 p.m., New York City time, the immediately following index business day for the applicable ETN will be the applicable “Early Redemption Valuation Date”. Otherwise, the second following index business day for such ETN will be the applicable Early Redemption Valuation Date. See “Specific Terms of the ETNs—Redemption Procedures” in the Pricing Supplement for additional information.

If an investor elects an early redemption, and the requirements for an early redemption are met, the investor will receive a cash payment per ETN on the Early Redemption Date equal to the greater of: (A) zero and (B)(1) the closing indicative value for such ETN on the Early Redemption Valuation Date minus (2) the early redemption charge of 0.05% times the closing indicative value for such ETN on the Early Redemption Valuation Date. Subject to market disruption events, the third business day following an Early Redemption Valuation Date will be the “Early Redemption Date.”

The intraday indicative value and closing indicative value for the ETNs are calculated and published on each index business day under the following indicative value ticker symbols in the chart below. The OTC Market ticker symbol for each ETN is also set forth in the chart below.

ETN	CUSIP	Indicative Value Ticker Symbol on Bloomberg	Indicative Value Ticker Symbol on Yahoo! Finance	OTC Market Ticker Symbol
VelocitySharesTM 3x Inverse Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	22542D548	DWTIIV <INDEX>	^DWTI-IV	DWTIF
VelocitySharesTM 3x Long Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	22539T316	UWTIIV <INDEX>	^UWTI-IV	UWTIF

Although it is not currently accelerating the ETNs at its option, Credit Suisse AG continues to have the right to do so, as described in the Pricing Supplement, and may choose to accelerate the ETNs at its option in the future, either together on the same date or each on a separate date.

For a detailed description of the early redemption mechanics, see the Pricing Supplement, which can be accessed on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows:

https://www.sec.gov/Archives/edgar/data/1053092/000095010316017628/dp70004_424b2-a32.htm

Only the VelocitySharesTM 3x Inverse Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032 and the VelocitySharesTM 3x Long Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032 are affected by this announcement.

There is no assurance that a trading market for the ETNs will exist at any time. If a secondary market for the ETNs does exist, the trading price of the ETNs may be influenced by, among other things, the levels of actual and expected supply and demand for the ETNs. Investors may suffer substantial losses if they are unable to sell the ETNs in the secondary market or if they are only able to sell the ETNs at prices substantially less than the price they paid, the ETNs’ intraday indicative value or the ETNs’ closing indicative value. It is possible that the reduction of the Minimum Redemption Amount of the ETNs, as described above, may influence the price for which a secondary buyer will purchase the ETNs. Credit Suisse AG cannot predict with certainty what impact, if any, the reduction of the Minimum Redemption Amount of the ETNs will have on the trading price of the ETNs. Investors are cautioned that paying a premium purchase price over the indicative value of the ETNs could lead to significant losses in the event the investor sells such ETNs at a time when the premium has declined from the time of purchase, is no longer present or if Credit Suisse AG accelerates the ETNs at its option. Even if investors do not pay a premium over the indicative value of the ETNs, investors could still suffer substantial losses because of the illiquidity in the secondary market.

As disclosed in the Risk Factors section and the Supplemental Use of Proceeds and Hedging section of the Pricing Supplement, we or our affiliates may have acquired or disposed of, as applicable, and may dispose of or acquire, as applicable, the futures contracts included in the S&P GSCI® Crude Oil Index ER (the “Index”) for each ETN, or listed or over-the-counter options contracts in, or other derivatives or synthetic instruments related to, the Index to hedge our obligations under the ETNs. The price at which such positions may be acquired or disposed of may be a factor in determining the levels of the Index. Although we and our affiliates have no reason to believe that these hedging activities will have a material impact on the level of the Index, there can be no assurance that the level of the Index will not be affected. To the extent that we or our affiliates have a hedge position in the Index, we or our affiliates may unwind a portion or all of such position during the term of the ETNs. This activity may adversely affect the level of the Index and, as a consequence, the value of the ETNs and the amount payable on the ETNs. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the value of the ETNs declines.

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,690 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

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